CONSENT OF INDEPENDENT AUDITORS
We consent to the incorporation by reference in this Registration Statement on Form S-8 of Macquarie Infrastructure Company LLC (the “Registrant”) of our reports dated June 15, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for asset retirement obligations) and February 3, 2006 related to the consolidated financial statements of K-l HGC Investment LLC and subsidiaries as of April 30, 2006 and for the period from July 1, 2005 to April 30, 2006, and as of June 30, 2005 and 2004, and for the year ended June 30, 2005 and the period from August 8, 2003 (date of inception) to June 30, 2004, respectively, appearing in the Registrant’s Current Report on Form 8-K/A filed on June 27, 2006.
/s/ Deloitte & Touche LLP
June 25, 2007